Filed by Voya Partners, Inc. (SEC File Nos.: 333-32575; 811-08319) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

March 30, 2016

Voya Investment Management

Client Talking Points

VY® Fidelity® VIP Contrafund® Portfolio

Voya Investment Management has announced the following changes:

Planned Change(s)	Effective Date (on or about)	Merging Portfolio Name	Surviving Portfolio Name
Reorganization	August 26, 2016	VY® Fidelity® VIP Contrafund® Portfolio	Voya Large Cap Growth Portfolio

The Boards of Directors/Trustees (the “Board”) of VY® Fidelity® VIP Contrafund® Portfolio (the “Fidelity Contrafund Portfolio”) and Voya Large Cap Growth Portfolio (“LCG Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of the VY® Fidelity® VIP Contrafund® Portfolio is required before the Merger may take place.

▪	What is happening?
o	On March 18, 2016, the Board approved a proposal to merge Fidelity Contrafund Portfolio into LCG Portfolio.
o	Shareholders of Fidelity Contrafund Portfolio will be sent a combined proxy statement and prospectus on or about June 22, 2016.
o	A shareholder meeting will be held on or about August 9, 2016.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about August 26, 2016.
o	Fidelity Contrafund Portfolio operations as a “feeder fund” which means it invests all of its assets in a separate mutual fund: the Service Class 2 shares of Fidelity® VIP Contrafund® Portfolio (“Master Fund”). Fidelity Contrafund Portfolio has the same investment objective and limitations as the Master Fund in which it invests. FMR Co. Inc. serves as the sub-adviser to the Master Fund. Voya Investment Management Co. LLC (“Voya IM”) serves as sub-adviser to LCG Portfolio. If the Merger is approved, shareholders of Fidelity Contrafund Portfolio will become shareholders of LCG Portfolio as of the close of business on or about August 26, 2016.
o	A prospectus supplement was filed on or about March 28, 2016 to notify shareholders of the changes.

March 30, 2016

Client Talking Points

▪	Why is the Merger proposed?
o	This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

▪	How do the Investment Objectives compare?

	Fidelity Contrafund Portfolio	L C G Portfolio
Investment Objective	The Portfolio seeks long-term capital appreciation.	The Portfolio seeks long-term capital growth.

▪	What is the experience of the Voya Investment Management Team?

LCG Portfolio is managed by the Voya IM team of Jeffrey Bianchi, Christopher Corapi, and Michael Pytosh.

Jeffrey Bianchi, CFA

Portfolio Manager

Mr. Bianchi, CFA, Portfolio Manager of Voya IM's large cap growth and mid cap growth strategies, joined Voya IM in 1994 as a quantitative analyst and later became a fundamental research analyst in 1995. Mr. Bianchi has had primary responsibility for the health care sector as well as other growth sectors, including technology and consumer. He assumed assistant portfolio management duties on the large cap growth strategy in 2000, and was named a portfolio manager on the strategy in 2008. He also assumed portfolio manager responsibilities of the mid cap growth strategy in 2005.

Christopher F. Corapi

Portfolio Manager and Chief Investment Officer of Equities

Mr. Corapi, Portfolio Manager and Chief Investment Officer of equities and responsible for oversight of all equity strategies, joined Voya IM in February 2004. Mr. Corapi is also responsible for the large cap value, global value advantage, and mid cap value strategies. Prior to joining Voya IM, Mr. Corapi served as global head of equity research at Federated Investors since 2002. He served as head of U.S. equities and portfolio manager at Credit Suisse Asset Management beginning in 2000 and head of emerging markets research at JPMorgan Investment Management beginning in 1998.

Michael Pytosh

Portfolio Manager and Head of Equities

Mr. Pytosh, Portfolio Manager and Head of Equities, joined Voya IM in 2004 as a senior analyst covering the technology sector. Prior to 2004, Mr. Pytosh was with Lincoln Equity Management, LLC, since 1996, where he started as a technology analyst and ultimately took on the role of the firm's president. Prior to that, Mr. Pytosh was a technology analyst at JPMorgan Investment Management and an analyst at Lehman Brothers.

March 30, 2016

Client Talking Points

For financial professional use only.  Not for inspection by or distribution to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any portfolio, nor is it a solicitation of any proxy. For information regarding the Portfolio, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the Portfolios discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of VY® Fidelity® VIP Contrafund® Portfolio with and into Voya Large Cap Growth Portfolio, please call Voya Investment Management toll free at 1-800-992-0180. This “Client Talking Points” is qualified in its entirety by reference to the Proxy Statement/ Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as: (i) an offer to buy any security; or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of Voya Large Cap Growth Portfolio carefully before investing. For a free copy of Voya Large Cap Growth Portfolio’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

IM0328-23184-0317